

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 28, 2008

By facsimile to (312) 460-7000 and U.S. Mail

Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed January 9, 14, and 15, 2008
       File No. 1-32830

Dear Mr. Mukunda:

We reviewed the filings and have the comments below. Unless indicated otherwise, page references below are to the marked version of the revised preliminary proxy statement that was filed on January 15, 2008.

General

1.   Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.

Table of Contents, page vi

2.   Refer to prior comment 2. Ensure that you describe accurately each annex's content. For example, annex E is the amendment to the share subscription agreement and not a form of the share subscription agreement.

Satisfaction of 80% Test, page 8

3.   We note the response to prior comment 4 and assume that the second phrase in the second sentence "equity shares of Sricon acquired in the Sricon acquisition" should read "equity shares of TBL acquired in the TBL acquisition." Please revise.

Conditions to the Completion of the Acquisition, page 13

4.   Based on the responses to prior comments 12 and 18 that the CWEL transaction will not be included as part of the transactions to be voted on by IGC's stockholders, the purpose of the disclosures in the twelfth and fifteenth bullet points is unclear. Please revise or advise.

Q. How are we paying for the Acquisition?, page 20; If we are unable to provide interim financing to Sricon and TBL, they may have difficulty meeting their projected revenue targets, page 27

5.   We note the response to prior comment 10 and the disclosure that IGC is in the process of obtaining additional financing to provide bridge financing to the two target companies before completion of the acquisition.   As appropriate, continue to update the disclosure. We note the disclosure in the current report on Form 8-K dated January 8, 2008 and filed January 16, 2008 that IGC advanced an additional $500,000 to Sricon.

If we are unable to consummate the Acquisition Proposal by January 31, 2008, there is not guarantee that Odeon will extend the deadline, page 27

6.   As appropriate, continue to update the disclosure. We note the disclosure in the current report on Form 8-K dated January 8, 2008 and filed January 16, 2008 that the deadline of the closing of the Odeon acquisition has been extended to April 30, 2008.

Our Reasons for the Acquisition and Recommendation of Our Board, page 35; Due diligence and Valuation, page 47

7.   Refer to prior comment 15. Since the CWEL transaction will not be included as part of the transactions to be voted on by IGC's stockholders, the relevance of the references to the wind energy plant to be built by CWEL in the second bullet point statement on page 35 and the fourth and ninth bullet point statements on page 48 is unclear. Please revise.

Due diligence and Valuation, page 47

8.   Refer to prior comment 15. Where you make comparisons of the valuations to the money in escrow, quantify the amount of money in escrow.

Selected Historical Financial Information of Sricon Infrastructure Private Limited (Sricon), page 82

9.   We have read your response to prior comment 23. Please also revise the statement of income information for Sricon on page 89 to remove interest and other income from your revenue line item for all periods presented. Interest income and other income should be shown below operating income in your statements of income, similar to your presentation on page 82. Please revise all financial information throughout the document to remove interest and other income from your revenue line item, as applicable.

Results of Operations, page 98

10.   We have read your response to prior comment 24. Please revise your TBL MD&A discussion of the results of operations to disclose the facts and circumstances which resulted in a dispute and subsequent settlement with TBL's lenders.

Note (a), page 104

11.   We have read your response to prior comment 27. Pro forma financial statements should not include the effects of real estate properties (in this case the construction of the wind farm) for periods prior to construction since that type of adjustment would be a forecast or projection. Please revise your pro forma financial statements to exclude the effects of the wind farm construction. To the extent that you have made an advance payment for the construction of the wind farm, that may be included in your pro forma financial statements; projected payments, however, may not be included. See Rule 11.01(a) of Regulation S-X.

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended September 30, 2007, page 106

12.   We have read your response to prior comment 28. Please reconcile in a footnote the historical weighted average common shares outstanding to the diluted pro forma weighted average common shares outstanding assuming maximum exercise of redemption rights. Your reconciliation and accompanying disclosure should make this transparent to readers as well and discuss the number of shares included in and excluded from the pro forma EPS computations. Please also disclose the above information for the

unaudited pro forma condensed statement of operations for the year ended March 31, 2007.

<u>Unaudited Condensed Statement of Cash Flows, page F-5</u>

13.   We have read your response to prior comment 33. You indicate that the interest income earned on the trust increases the trust account and thus restricted amounts are included in investing activities and the related earnings are also included in investing activities. Please disclose and tell us which line item in the investing activities section of the cash flow statement includes interest earned on treasury bills.

<u>Annexes</u>

14.   Annex E does not contain a complete copy of the amendment to the share subscription agreement between IGC and TBL. Refile annex E to include the amendment to the share subscription agreement between IGC and TBL in its entirety. We note that the amendment was filed as exhibit 10.2 to the current report on Form 8-K dated December 19, 2007 and filed December 27, 2007.

15.   We are unable to locate annex F. File annex F in its entirety.

16.   Two annexes captioned annex E and annex G were filed for the share purchase agreement between IGC and Odeon Limited. Neither annex contains a complete copy of the agreement. Further, based on the response to prior comment 2, the annex containing the share purchase agreement between IGC and Odeon Limited should be annex G. Refile annex G to include the share purchase agreement between IGC and Odeon Limited in its entirety.

17.   Two annexes captioned annex F and annex H were filed for the contract agreement between IGC and CWEL. Annex F does not contain a complete copy of the contract between IGC and CWEL. Further, based on the response to prior comment 2, the annex containing the contract agreement between IGC and CWEL should be annex H which does contain a complete copy of the contract agreement. To avoid potential confusion, refile annex H in its entirety.

18.   Two annexes captioned annex G and annex I were filed for the first amendment to the agreement between IGC and CWEL. Annex G does not contain a complete copy of the first amendment to the agreement between IGC and CWEL. Further, based on the response to prior comment 2, the annex containing the first amendment to the agreement between IGC and CWEL should be annex I which does contain a complete copy of the

first amendment to the agreement between IGC and CWEL. To avoid potential confusion, refile annex I in its entirety.

19.   Two annexes captioned annex H and annex J were filed for the 2008 omnibus incentive plan. Annex H does not contain a complete copy of the 2008 omnibus incentive plan. Further, based on the response to prior comment 2, the annex containing the 2008 omnibus incentive plan should be annex J which does contain a complete copy of the 2008 omnibus incentive plan. To avoid potential confusion, refile annex J in its entirety.

Form of Proxy

20.   Refer to prior comment 37. As requested previously, identify the form of proxy as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

21.   We assume that inclusion of the proposal relating to a letter agreement under "6" is inadvertent. Please revise.

22.   There appears to be only one set of voting boxes for proposals three and four. Revise to include discrete voting boxes for proposals three and four.

Closing

File a revised preliminary proxy statement in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since IGC and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from IGC in which it acknowledges that:

- IGC is responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- IGC may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that IGC provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Lisa A. Haynes, Staff Accountant, at (202) 551-3424. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Michael E. Blount, Esq.
        Stanley S. Jutkowitz, Esq.
        Seyfarth Shaw LLP
        131 South Dearborn Street, Suite 2400
        Chicago, IL 60603